Exhibit 1.2

Below is a reconciliation of the projected impact on Net Income and on Funds from Operations (“FFO”) of the PTO vacating space it previously occupied and its subsequent lease up:

($ IN MILLIONS)	2008	2007	2006	2005	2004
Net Income (Loss)	5.3	1.2	(12.2)	(15.0)	(2.4)
Depreciation	8.2	7.7	7.0	.7	.9
Funds from Operations	13.5	8.9	(5.2)	(14.3)	(1.5)

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America and is not necessarily indicative of cash available to fund cash needs which would be disclosed in the Consolidated Statements of Cash Flows for the applicable periods.  FFO should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a measure of liquidity.  Management considers FFO a relevant supplement measure of operating performance because it provides a basis for comparison among REITs.  FFO is computed in accordance with NAREIT’s definition, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with NAREIT’s definition.